SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4


                             AMENDMENT NO. 1 TO THE
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               NTS-PROPERTIES III
                                (Name of Issuer)


                               NTS-PROPERTIES III
                       (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                            NTS Properties Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                               September 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
|           Transaction Valuation: $250,000 (a)         | Amount of Filing Fee |
|    Limited Partnership Interest at $250 per Interest  |      $50.00 (b)      |
--------------------------------------------------------------------------------

         (a) Calculated based upon the purchase of 1,000 limited partnership interests at $250 per Interest.
         (b)     Calculated as 1/50th of 1% of the Transaction Value.
         |X| Check box if any part of the fee is offset as provided by Rule 0-11
         (a) (2) and identify the filing with which the offsetting fee was previously paid.Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing.
         Amount  Previously  Paid:  ___________ $50.00
         Form of Registration No.: ____________ Schedule 13E-4, No. 98-000014 Filing Party: _______________________ NTS Properties III and ORIG, LLC Date Filed: _________________________ September 30, 1998


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 1 dated February 3, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on September 30, 1998 by NTS Properties III (the "Partnership") and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") regarding the Offerors' offer to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated September 30, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement. Under the terms of the Offer, the Offer was to expire at 12:00 midnight, Eastern Standard Time, on December 29, 1998. As of December 29, 1998, a total of 729 Interests were properly tendered pursuant to the Offer. These 729 Interests were accepted by the Offerors on December 29, 1998 and were purchased, without proration, on December 31, 1998. The Partnership repurchased 500 of these Interests on December 31, 1998. The Affiliate purchased the remaining 229 of these Interest on December 31, 1998. By Press Release dated December 29, 1998, the Offerors announced their intention to: (i) extend the Expiration Date of the Offer to March 31, 1999; and (ii) accept any and all Interests properly tendered pursuant to the Offer on or prior to March 31, 1999.

         This Amendment constitutes the first amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and General Instruction D to Schedule 13E-4. This Amendment hereby removes the Affiliate as a co-filer of this Schedule. (This Affiliate, however, remains an Offeror pursuant to the Offer and is filing a Tender Offer Statement on Schedule 14D-1 simultaneously herewith.) This Amendment supplements and amends the terms of the Offer to grant recision and withdrawal rights through the Expiration Date to limited partners whose Interests were accepted on December 29, 1998. This Amendment also supplements and amends the original Statement: (i) to include the information required under General Instruction C to Schedule 13E-4; and (ii) amends Section 6, "Certain Conditions of the Offer," of the Offer to Purchase by deleting the phrase "sole judgment" and replacing it with the phrase "reasonable judgment". This Amendment also includes as an Exhibit the Offerors' December 29, 1998 Press Release, attached hereto as Exhibit (a)(6), which was inadvertently not filed pursuant to an amendment to this Schedule upon its release to the public. Finally, this Amendment extends the Expiration Date of the Offer from March 29, 1999 to March 31, 1999. A copy of the Offerors' Press Release dated February 3, 1999 extending the Offer is attached hereto as Exhibit (a)(8).

Item 1.  Security and Issuer.
-----------------------------

         (b) The title of the securities that are subject to Amendment No. 1 to the Offer to Purchase dated February 3, 1999 (the "Offer") is limited partnership interests or portions thereof in the Partnership. This Offer is being made to all Limited Partners. As of December 31, 1998, the Partnership had 13,270 outstanding Interests held by 921 holders of record. Subject to the conditions set forth in the Offer, the Partnership and ORIG, LLC, a Kentucky limited liability company, and an affiliate of the Partnership (the "Affiliate" and, collectively with the Partnership, the "Offerors") will purchase any and all of the outstanding Interests.
         Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

         (d) In addition to the Partnership, ORIG, LLC, an affiliate of the Partnership (the "Affiliate"), is jointly offering to purchase the Interests. ORIG, LLC is located at 10172 Linn Station Road, Louisville, Kentucky. The Affiliate is not a co-filer of this Schedule. Rather, the Affiliate is filing a Tender Offer Statement on Schedule 14D-1 simultaneously with the filing of this Amendment No. 1 to the Issuer Tender Offer Statement. The members of the Affiliate are J.D. Nichols and Brian F. Lavin. Mr. Nichols is the general partner of NTS Properties Associates, the General Partner of the Partnership (the "General Partner"). Mr. Nichols is also the managing member of the Affiliate. Mr. Lavin is the Executive Vice President of the General Partner. The business address of Mr. Nichols and Mr. Lavin is: 10172 Linn Station Road, Louisville, Kentucky, 40223.


Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------


         (a) As of December 29, 1998 the Offerors had received 729 tendered Interests. The Offerors do not expect to receive more than 1,000 total tendered Interests pursuant to the Offer. Therefore, the total amount of funds anticipated to complete the Offer is approximately $285,000 (including approximately $250,000 to purchase 1,000 Interests plus approximately $35,000 for expenses associated with administering the Offer such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership purchased the first 500 Interests tendered on December 31, 1998 pursuant to the Offer and funded its purchases and its portion of the expenses of the Offer from its cash reserves. If the Partnership, in its sole discretion, decides to purchase Interests in excess of 500 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate purchased 229 tendered Interests on December 31, 1998 and funded its purchases and its portion of the expenses of the Offer from cash contributions made by its members pursuant to a verbal agreement which was subsequently memorialized by a binding Capital Contribution Agreement, attached as Exhibit (c)(2) hereof, which is hereby incorporated herein by reference. The Affiliate will purchase the first 271 Interests properly tendered after December 29, 1998 pursuant to the Amended Offer. These purchases and expenses, if any, will be funded according to the terms of the Capital Contribution Agreement. If the Affiliate, in its sole discretion, decides to purchase Interests in excess of an aggregate of 500 Interests (including the 229 Interests purchased on December 31, 1998), the Affiliate will fund these additional purchases and expenses, if any, will be funded according to the terms of the Capital Contribution Agreement.

         The General Partner is not offering to purchase Interests pursuant to the Offer. Therefore, this Item 2 is inapplicable to the General Partner.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer which is incorporated herein by reference.

Item 3.  Purpose of the  Tender  Offer and Plans or  Proposals  of Issuer or the
--------------------------------------------------------------------------------
Affiliate.
---------

         (a) The Partnership purchased the first 500 Interests tendered pursuant to the Offer. The Affiliate purchased the next 229 Interests tendered pursuant to the Offer. The Affiliate will purchase the first 271 Interests tendered and accepted after December 29, 1998 on the same terms and conditions as those Interests accepted on December 29, 1998. If, on the Expiration Date (defined below), the Offerors determine that more than an aggregate of 1,000 Interests have been tendered during the Offer (including the 729 Interests purchased on December 31, 1998), the Offerors will accept the additional Interests and determine which Interests will be purchased by the Partnership and which Interests will be purchased by the Affiliate. In addition, the Offerors hereby grant to all limited partners whose tendered Interests were accepted on December 29, 1998, the right to rescind the sale of their Interests and to withdraw their tendered Interests pursuant to the terms of the Offer. Limited partners who desire to rescind and withdraw their Interests must request rescission and withdraw of the sale of their Interests in writing and include with such written request either the uncashed check of the Partnership or the Affiliate (as the case may be) in payment of Interests or a personal check payable to the Partnership or the Affiliate (as the case may be) in an amount equal to the purchase price for such Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on March 31, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Affiliate, expires.

         Reference is hereby made to Amendment No. 1 to the Offer and to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5,
"Purchase of Interests; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Partnership" of the Offer which are incorporated herein by reference.


Item 4.  Interest in Securities of the Issuer.
----------------------------------------------


          There have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, the Affiliate, Mr. Nichols or Mr. Lavin or any person controlling the Partnership, the General Partner or the Affiliate, other than as follows:

         On December 31, 1999, the Partnership purchased 500, and the Affiliate purchased 229, Interests at a price equal to $250 per Interest, pursuant to the Offer.


         Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Interests," of the Offer which is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
the Issuer's Securities.
-----------------------


         Mr. Nichols and Mr. Lavin, the members of the Affiliate, funded the purchase of 229 Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions made immediately upon termination of the Offer pursuant to a verbal agreement between the members of the Affiliate. This verbal agreement was subsequently memorialized by a binding Capital Contribution Agreement executed by the members of the Affiliate, which is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. All of the Affiliate's additional purchases and expenses, if any, will be funded according to the terms of the Capital Contribution Agreement.

         Other than the Capital Contribution Agreement, the Offerors are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between or among (i) the Partnership, the General Partner, the Affiliate, Mr. Nichols or Mr. Lavin, or (ii) any person controlling the Partnership, the General Partner or the Affiliate or any other person.


Item 7.  Financial Information.
------------------------------


         (a) Reference is hereby made to the audited financial statements of the Partnership for the years ended December 31, 1996 and December 31, 1997 filed with the Securities and Exchange Commission ("Commission") on Form 10-K on March 27, 1997 and March 30, 1998, respectively, which are incorporated herein by reference. Also, reference is hereby made to the unaudited financial statements of the Partnership for the three and nine-month periods ended September 30, 1998 as previously filed with the Commission on Form 10-Q on November 16, 1998, which are incorporated herein by reference.

         (b) Reference is hereby made to the financial statements giving pro forma effect of the Offer attached as Supplement No. 1 to the Offer to Purchase included as part of Exhibit (a)(6) hereto, which are incorporated herein by reference.


Item 8.  Additional Information.
-------------------------------


         (e) Reference is hereby made to Amendment No. 1 to the Offer and to the
Press  Releases  by  the  Offerors   which  are  attached   hereto  as  Exhibits
(a)(6)-(a)(8) and are incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

(a)(1) Form of Offer to Purchase dated September 30, 1998 (including financial statements giving pro forma effect of the Offer).1
(a)(2)   Form of Letter of Transmittal.1
(a)(3)   Form   of  Affidavit   and   Indemnification   Agreement  for   Missing
         Certificate(s) of Ownership.1
(a)(4)   Form of Letter to Limited Partners.1
(a)(5)   Substitute Form W-9 with Guidelines.1

(a)(6)   Form of Amendment No.1 to the  Offer  to  Purchase  dated  February  3,
         1999.2
(a)(7)   Press Release by the Offerors dated December 29, 1998.2
(a)(8)   Press Release by the Offerors dated February 3, 1999.2
(b)      None.

(c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS Properties III, dated as of September 23, 1982, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No. 2-78152, filed with the Commission on June 25, 1982 and declared effective on October 13, 1982.

(c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.2
(d)      None.
(e)      None.
(f)      None.


--------

    1Previously filed as an Exhibit to the Issuer Tender Offer Statement on Form 13E-4, No. 98-00014, on September 30, 1998.

    2Filed herein.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 3, 1999                  NTS-PROPERTIES III, a Georgia limited
                                           partnership.


                                           By:   NTS - PROPERTIES ASSOCIATES,
                                                 General Partner


                                                 By:    /s/ J. D. Nichols
                                                        -----------------
                                                        J.D. Nichols,
                                                        Managing General Partner

                                    EXHIBITS



Exhibit
Number                                    Description
------                                    -----------

(a)(1) Form of Offer to Purchase dated September 30, 1998 (including financial statements giving pro forma effect of the Offer).1
(a)(2)             Form of Letter of Transmittal.1
(a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.1
(a)(4)             Form of Letter to Limited Partners.1
(a)(5)             Substitute Form W-9 with Guidelines.1
(a)(6)             Form of Amendment No. 1 to the Offer to Purchase dated
                   February 3, 1999.2
(a)(7)             Press Release by the Offerors dated December 29, 1998.2
(a)(8)             Press Release by the Offerors dated February 3, 1999.2
(b)                None.

(c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS Properties III, dated as of September 23, 1982, previously filed with the Securities and Exchange Commission as part of the
                   Partnership's Registration Statement on Form S-11, No. 2-78152, filed with the Commission on June 25, 1982 and declared effective on October 13, 1982.

(c)(2) Capital Contribution Agreement dated January 20,1999 executed by the members of ORIG, LLC.2
(d)                None.
(e)                None.
(f)                None.



         1Previously filed as an Exhibit to the Issuer Tender Offer Statement on Form 13E-4, No. 98-00014, on September 30, 1998.

         2Filed herein.

                                                                  Exhibit (a)(6)









    Form of Amendment No. 1 to the Offer to Purchase, dated February 3, 1999

                                [NTS letterhead]

To our Limited Partners:

         Enclosed is Amendment No. 1 to the Offer to Purchase your limited partnership interests (the "Amended Offer"). The Offerors have: (i) increased the number of Interests that the Offerors are willing to purchase pursuant to the Offer; (ii) extended the Expiration Date of the Offer; and (iii) provided updated financial statements for the Partnership. Pursuant to the Amended Offer, the Offerors will now accept any and all Interests tendered on or before March 31, 1999. The purchase price per interest remains $250.00. The offer remains open to all Limited Partners. The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on March 31, 1999, unless the Offer is extended.

         On December 31, 1998, pursuant to the Offer, the Offerors purchased an aggregate of 729 Interests that were properly tendered as of December 29, 1998. Limited Partners whose tendered Interests were purchased on December 31, 1998 are hereby granted the right to rescind these sales and to withdraw their tendered Interests, pursuant to the terms of the Offer. If you have already tendered and received payment for your Interests, and wish to withdraw your Interests, you may do so by requesting recision of the sale of your Interests and withdrawal of your tendered Interests in writing and including with such written request either the uncashed check of the Partnership or the Affiliate (as the case may be) in payment of Interests or a personal check payable to the Partnership or the Affiliate (as the case may be) in an amount equal to the purchase price paid for your Interests. If you have already tendered and received payment for your Interests, and do not wish to withdraw, your Interests will be deemed purchased as of December 31, 1998, and no action is required. If you have already tendered your Interests, and do not wish to withdraw your Interests, your Interests will be purchased upon expiration of the Amended Offer. If you have not tendered your Interests, and wish to tender any or all of your Interests, complete and return to NTS Investors Services c/o Gemisys the following documents:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

         On or before the expiration of the Offer return or deliver all of the above documents to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454

                             Amendment No. 1 to the
                           Offer to Purchase for Cash
                                       by
                               NTS-Properties III
                                       and
                                    ORIG, LLC
                                 of Any and All
                          Limited Partnership Interests

         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MARCH 31, 1999, UNLESS EXTENDED.

         NTS-Properties III is a Georgia limited partnership (the "Partnership") that owns certain commercial real estate properties. See Section 10, "Certain Information About the Partnership." The Partnership's general partner, NTS-Properties Associates (the "General Partner") owns a thirty-five percent (35%) interest in the Partnership and the limited partners own, in the aggregate, a sixty-five percent (65%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company and an affiliate of the Partnership (the "Affiliate" and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash upon the terms and conditions set forth in this Amendment No. 1 to the Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer") in the aggregate any and all of the Partnership's limited partnership interests (the "Interests") at a price equal to $250 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership (the "Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, but is subject to certain conditions described herein.


         Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

         o The Purchase Price of $250 per Interest may not equate to the fair market value or the liquidation value of the Interest and is less than the book value per Interest.
         o Neither the General Partner, on behalf of the Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
         o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
         o Negative tax consequences may exist for any Limited Partner tendering its Interests.
         o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.


         Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

         o The Partnership may not make future cash distributions to Limited Partners.
         o The percentage ownership of Interests held by persons controlling, controlled by or under common control with the General Partner or its affiliates will increase as a result of the Offer.
         o        The  Partnership  has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
         o        General economic risks are associated with investments in real estate.
         o The Partnership's financial condition may be adversely affected by a downturn in the business of any tenant occupying a significant portion of a Partnership property or a tenant's decision not to renew its lease.

See "RISK FACTORS."



              -----------------------------------------------------

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."

              -----------------------------------------------------



                                    IMPORTANT

         Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.

              -----------------------------------------------------


         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.


  The date of this Amendment No. 1 to the Offer to Purchase is February 3, 1999

         NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF SUCH LIMITED PARTNER'S INTERESTS TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

INTRODUCTION...................................................................5


SUMMARY OF CERTAIN INFORMATION.................................................7

RISK FACTORS...................................................................8

THE OFFER.....................................................................11

Section 1.        Background and Purposes of the Offer........................11


Section 2.        Offer  to  Purchase  and Purchase Price; Proration; Expiration
                  Date; Determination of Purchase Price.......................12

Section 3.        Procedure for Tendering Interests...........................13

Section 4.        Withdrawal Rights...........................................14

Section 5.        Purchase of Interests; Payment of Purchase Price............14

Section 6.        Certain Conditions of the Offer.............................15

Section 7.        Cash Distribution Policy....................................17

Section 8.        Effects of the Offer........................................17

Section 9.        Source and Amount of Funds..................................18

Section 10.       Certain Information About the Partnership...................18

Section 11.       Certain Federal Income Tax Consequences.....................19

Section 12.       Transactions and Arrangements Concerning Interests..........22

Section 13.       Extensions of Tender Period; Terminations; Amendments.......23

Section 14.       Fees and Expenses...........................................23

Section 15.       Address; Miscellaneous......................................23

Appendix A        The Partnership's Financial Statements Giving
                  Pro Forma Effect of the Offer ..............................25

To Holders of Limited Partnership
Interests of NTS-Properties III

                                  INTRODUCTION

         NTS-Properties III is a Georgia limited partnership (the "Partnership") that owns certain commercial real estate properties. See Section 10, "Certain Information About the Partnership." The Partnership's general partner, NTS-Properties Associates (the "General Partner") owns a thirty-five percent (35%) interest in the Partnership and the limited partners own, in the aggregate, a sixty-five percent (65%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company and an affiliate of the Partnership (the "Affiliate") (the Partnership and the Affiliate are each an "Offeror" and, collectively, the "Offerors"), hereby offer to purchase any and all of the Partnership's limited partnership interests (the "Interests") at a purchase price of $250 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this Amendment No. 1 to the Offer to Purchase (the "Offer to Purchase") and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) This Offer is being made to all limited partners in the Partnership (the "Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS-Properties III, dated September 23, 1982 (the "Partnership Agreement").

         The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest and is less than the book value per Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $309.15 and $284.73, respectively. The Purchase Price offered by the Offerors has been determined by the Partnership, in its sole discretion, based on: (i) recent sales of Interests by Limited Partners to third parties in secondary market transactions; (ii) recent repurchases of interests by the Partnership; and (iii) recent purchases of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         On December 31, 1998, the Offerors purchased an aggregate of 729 Interests that were properly tendered as of December 29, 1998, pursuant to the Offer. The Partnership purchased 500 of these Interests and the Affiliate purchased 229 of these Interests. Subject to the conditions set forth in the Offer, the Offerors will purchase any and all Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on March 31, 1999, subject to any extension by the Offerors (the "Expiration Date"). If, on the Expiration Date the Offerors determine that more than an aggregate of 1,000 Interests (including the 729 Interests purchased pursuant to the Offer on December 31, 1998) have been tendered during the Offer, the Offerors will accept the additional Interests and determine which Interests will be purchased by the Partnership and which Interests will be purchased by the Affiliate.

         Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"); or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."


         All purchases of Interests tendered after December 29, 1998 pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions, if any, declared prior to the date on which the Offerors accept the Limited Partner's tendered Interests. Limited Partners will not be entitled to receive cash distributions, if any, declared and payable after the date on which the Offerors accept the Limited Partner's tendered Interests.


         The tender of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in
Section 11, "Certain Federal Income Tax Consequences."


         As of December 31, 1998, the General Partner owned five (5) of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, in the aggregate, 812 Interests, representing approximately 6.1% of the Partnership's 13,270 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming 1,000 Interests are tendered, the General Partner, the Affiliate and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, in the aggregate, 1,083 Interests representing approximately 8.2% of the Partnership's outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

         The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Offerors The Partnership, a Georgia limited partnership, and its Affiliate, a Kentucky limited liability company, invite all of the Partnership's Limited Partners to tender their Interests upon the terms and subject to the conditions set forth in this Offer.

Purchase Price                              $250 per Interest in cash.


Expiration Date                             The Offer expires on  March 31, 1999
                                            at 12:00 Midnight, Eastern  Standard
                                            Time  unless the  Offer is otherwise
                                            extended     by    the   Offerors in
                                            accordance  with  the provisions set
                                            forth herein.  ALL  INTERESTS  BEING
                                            TENDERED  MUST  BE  RECEIVED  BY THE
                                            PARTNERSHIP AT THE ADDRESS SET FORTH
                                            IN      SECTION       15,  "ADDRESS;
                                            MISCELLANEOUS," ON  OR  BEFORE   THE
                                            EXPIRATION DATE.

Offer Conditions                            The Offerors will  purchase  in  the
                                            aggregate  any  and  all  Interests.
                                            The  first  500  Interests  tendered
                                            were  purchased  by  the Partnership
                                            on December 31, 1998.  The Affiliate
                                            purchased 229 Interests on  December
                                            31, 1998.  If more than an aggregate
                                            of 1,000 Interests are tendered, the
                                            Offerors  will accept the additional
                                            Interests   and   determine    which
                                            Interests  will  be purchased by the
                                            Partnership and which Interests will
                                            be purchased by the Affiliate.  This
                                            Offer is being made  to all  Limited
                                            Partners and is not conditioned upon
                                            a minimum amount of Interests  being
                                            tendered;   provided,  however,   no
                                            tender  will  be  accepted  from   a
                                            Limited  Partner if,  as a result of
                                            the tender,the Limited Partner would
                                            continue to be a Limited Partner and
                                            would  hold   fewer  than  five  (5)
                                            Interests.   The Offer is subject to
                                            certain  terms  and  conditions  set
                                            forth in the Offer.

                                  RISK FACTORS
                                  ------------

         Limited Partners Tendering All or Any Portion of  Their  Interests  Are
         -----------------------------------------------------------------------
Subject to Certain Risks:
------------------------


          Purchase  Price  May Be Less Than Fair  Market  Value and  Liquidation
          ----------------------------------------------------------------------
Value  and is Less  Than the Book  Value.  The  Interests  are not  traded  on a
----------------------------------------
recognized stock exchange or trading market and a readily identifiable, liquid market for the Interests does not exist. The Offerors are aware of certain secondary market transactions by which Interests were transferred at prices ranging from $222.50 to $260 per Interest (these prices reflect those paid by third party buyers and include commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. Additionally, the Partnership and its affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership, have purchased 2,346 Interests during the period from March 1, 1995 to September 10, 1998 at prices ranging from $105 to $250 per Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $309.15 and $284.73, respectively. Neither these secondary market transactions nor the Purchase Price necessarily reflects the value that Limited Partners would realize from holding the Interests until termination or liquidation of the Partnership which could result in greater or lesser value. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price. Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.


         Negative Tax Consequences  May Exist for Any Limited Partner  Tendering
         -----------------------------------------------------------------------
Interests.  Limited Partners  tendering and selling  Interests  pursuant to this
---------
Offer generally will recognize a gain or loss on the tender of his, her or its Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the Purchase Price minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before tendering their Interests pursuant to the Offer. See Section 11, "Certain Federal Income Tax Consequences."

         Conflict of Interest.  A conflict of interest  exists  between  Limited
         --------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

         General  Partner  Makes No  Recommendation  to  Limited  Partners.  The
         -----------------------------------------------------------------
General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

         Limited  Partners  Who  Do Not  Tender  All or  Any  Portion  of  their
         -----------------------------------------------------------------------
Interests are Subject to Certain Risks:
---------------------------------------


         The Partnership May Not Make Future Cash Distributions. The Offerors do
         ------------------------------------------------------
not anticipate that more than 1,000 Interests will be tendered. If 1,000 Interests are tendered, the amount of funds required by the Partnership to fund the Offer is estimated to be approximately $142,500 ($125,000 to purchase 500 Interests plus approximately $17,500 for its proportionate share of the expenses associated with administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror). The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

         Increased Voting Control by Affiliates of the Partnership. If the Offer
         ---------------------------------------------------------
is fully subscribed, the percentage ownership of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of December 31, 1998, the General Partner owned five (5) of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, in the aggregate, 812 Interests, representing approximately 6.1% of the outstanding Interests. Although this Offer is being made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. If 1,000 Interests are tendered, the General Partner, the Affiliate, partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, in the aggregate, 1,083 Interests representing approximately 8.2% of the outstanding Interests, an increase of 2.1%. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will have a greater percentage of the outstanding Interests. The increase in ownership of Interests will enable these entities or individuals to have a greater influence on certain matters voted on by Limited Partners including removal of the General Partner and termination of the Partnership.


         Partnership  Has No Current Plans to Liquidate.  The Partnership has no
         ----------------------------------------------
current plan to liquidate its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or of their investment in the foreseeable future.

         Reliance on Certain Tenants. The Partnership's  financial condition and
         ---------------------------
ability to fund future cash needs including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. The Partnership has received notice from Aetna Life Insurance Partnership ("Aetna"), the largest tenant of Plainview Triad North ("Plainview"), that it will gradually vacate the property. Aetna occupies sixty-five percent (65%) of Plainview and accounts for approximately twenty-two percent (22%) of the Partnership's total revenue. Aetna will vacate approximately 52,000 square feet of its original 63,000 square foot space by September 30, 1998. Aetna will occupy the remaining 11,000 square feet through March 31, 1999. There can be no assurance that the space will be retenanted in a timely manner on terms and conditions acceptable to the Partnership, if at all.

It is estimated that the Partnership will incur expenses estimated at $2.0-2.5 million to refurbish the premises for another tenant. The Partnership may borrow all or a portion of the funds necessary to complete this refurbishment. Failure to re-lease the space vacated by Aetna on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition.

         General Economic Risks Associated with Investments in Real Estate. All real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated October 13, 1982.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the Limited Partner's investment. See "Risk Factors."

         Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) a sale or transfer of a material amount of assets of the Partnership; (iii) any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iv) any material change in the present distribution policy, indebtedness or capitalization of the Partnership; (v) any other material change in the structure or business of the Partnership; or (vi) any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including the affiliates of the General Partner that own interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and
(2) increased voting control by the affiliates of the General Partner (including the Affiliate) and members of the affiliates. See "Risk Factors." Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The General Partner intends to consider the desirability of the Partnership making future tender offers to purchase interests following completion of the Offer, but is not required to make any future offers. Although the Partnership and its affiliates have from time to time purchased interests, this is the first tender offer made by the Partnership or the Affiliate for interests. See Section 2, "Offer to Purchase and Purchase Price; Expiration Date; Determination of Purchase Price."

         Section 2.        Offer  to  Purchase  and  Purchase  Price; Proration;
Expiration Date; Determination of Purchase Price.


         Offer to Purchase and Purchase Price. The Offerors will, upon the terms
         ------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate any and all Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $250 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Affiliate will purchase the first 271 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date the Offerors determine that more than an aggregate of 1,000 Interests (including the 729 Interests purchased on December 31, 1998) have been tendered during the Offer, the Offerors will accept the additional Interests and determine which Interests will be purchased by the Partnership and which Interests will be purchased by the Affiliate.

         Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.


         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         ----------------
Eastern Standard Time, on March 31, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided, however, that if more than an aggregate of 1,000 Interests are tendered, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. For a description of how the Offer may be extended or terminated, see
Section 13, "Extensions of Tender Period; Terminations; Amendments."


         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ---------------------------------
price at which the Offerors are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         The Purchase Price offered by the Offerors was determined by the Partnership in its sole discretion based on: (i) the value of recent sales of Interests from Limited Partners to third parties in secondary market transactions; (ii) the value of recent repurchases of interests by the Partnership; and (iii) the value of recent purchases of Interests by the Partnership's affiliate. The General Partner is aware of certain sales of Interests made at prices ranging from $222.50 to $260 per Interest (these prices reflect those paid by third party buyers and include commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. The Partnership and its affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership, have also purchased Interests in secondary market transactions at prices ranging from $105 to $250 per Interest during the period from March 1, 1995 to September 17, 1998. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $309.15 and $284.73, respectively.


         In determining the Purchase Price, the Partnership did not consider the liquidation value or book value per Interest and did not appraise the value of its assets.


         Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer (and who have not previously tendered their Interests) must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys at the address listed in Section 15, "Address; Miscellaneous." THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.


         Method of Delivery.  LIMITED  PARTNERS  ASSUME ANY RISK ASSOCIATED WITH
         ------------------
THE METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."


         Determination of Validity. All questions regarding the validity,  form,
         -------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, the Partnership and the Affiliate may each decide to purchase Interests in excess of 500 Interests. In that case, all questions regarding the validity, form or eligibility

(including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or the Affiliate will be determined by each respective party in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.


         Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer (including those Limited Partners whose Interests were purchased by the Offerors on December 31, 1998), may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn. Additionally, Limited Partners whose Interests were purchased on December 31, 1998 and who desire to withdraw their tendered Interests must also request recision of the sale of their tendered Interests and withdrawal of their tendered Interests and include either the uncashed check of the Partnership or the Affiliate (as the case may be) in payment of such tendered Interests or a check payable to the Partnership or the Affiliate (as the case may be) in an amount equal to the aggregate purchase price of the Limited Partner's tendered Interests.


         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. All questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate in excess of 500 Interests. All determinations made by the Partnership or the Affiliate will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $250 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date.

Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment.


         Interests will be deemed purchased at the time of acceptance by the Offerors; provided, however, that Interests that were accepted by the Offerors on December 29, 1998 will be deemed purchased as of December 31, 1999. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom.


         Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6.        Certain Conditions of the Offer.

         Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

                  (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

                  (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

                  (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;


                  (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

                  (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' reasonable judgment, would or might directly or indirectly:

                           (i) delay or restrict the ability of the  Partnership
                  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                           (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

                  (f)      there shall have occurred:

                           (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                           (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (iii) the  commencement of war, armed  hostilities or
                  any  other  national  or  international   crises  directly  or
                  indirectly involving the United States;


                           (iv) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                           (v)  (A) any  significant  change,  in the  Offerors'
                  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in the reasonable judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                           (vi) in the  case of the  foregoing  existing  at the
                  time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;

                  (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;


                  (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

                  (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before September 30, 1998 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or
         (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or

                  (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;


which, in the reasonable judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.


         Section 7.        Cash Distribution Policy.


         The Partnership commenced operations in October, 1982 and anticipated providing Limited Partners with 10% non-cumulative distributions. Distributions were suspended effective December 31, 1996. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions made, if any, after the date of acceptance by the Offerors, on any Interests which are tendered and accepted by the Offerors. There can be no assurance that the Partnership will make any distributions in the future to Limited Partners who continue to own Interests following completion of the Offer.


         Section 8.        Effects of the Offer.

         In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         The Partnership will use some or all of its existing cash reserves to purchase Interests. The use of the Partnership's cash reserve will have the effect of: (i) reducing the cash available to fund future needs and contingencies and (ii) reducing or eliminating the Partnership's present interest income earned on such cash reserves. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of 500 Interests at $250 per Interest, are attached hereto as Appendix A.

         Upon completion of the Offer, the Offerors may consider purchasing any interests not purchased in the Offer. Any such purchases may be on the same terms or on terms which are more or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.


         Section 9. Source and Amount of Funds. As of December 29, 1998 the Offerors had received and accepted 729 tendered Interests. The Offerors do not expect to receive more than 1,000 total tendered Interests pursuant to the Offer.Therefore, the total amount of funds anticipated to complete this Offer is approximately $285,000 (including $250,000 to purchase 1,000 Interests plus approximately $35,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $125,000 to purchase 500 Interests and approximately $17,500 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from its cash reserves. As of December 31, 1997 and September 30, 1998 the Partnership had unrestricted cash and cash equivalents equal to $266,940 and $255,398, respectively. If the Partnership, in its sole discretion, decides to purchase Interests in excess of 500 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $125,000 to purchase 500 Interests and approximately $17,500 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from cash contributions to be made to the Affiliate by its members. If the Affiliate, in its sole discretion, decides to purchase Interests in excess of 500 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.


         Section 10.       Certain Information About the Partnership

Certain Information About the Partnership.
-----------------------------------------

         The Partnership was formed in September, 1982 under the laws of the State of Georgia. The general partner is NTS-Properties Associates, a Georgia limited partnership. NTS-Properties Associates owns a thirty-five percent (35%) interest in the Partnership and the limited partners own, in the aggregate, a sixty-five percent (65%) interest in the Partnership. The Partnership owns the following properties:

         - Peachtree Corporate Center, a business park with approximately 191,357 rentable square feet located in Norcross, Georgia, a suburb of Atlanta. The acquisition was completed on January 26, 1983. As of June 30, 1998, the Peachtree Center was 86% occupied.

         -        Plainview  Plaza  II,  an office  complex  with  approximately
                  115,014 rentable square feet located in Jeffersontown, Kentucky, a suburb of Louisville. The acquisition was completed on January 26, 1983. As of June 30, 1998, Plainview Plaza II was 100% occupied.

         - Plainview Triad North, an office complex with approximately 89,632 rentable square feet located in Jeffersontown, Kentucky. The acquisition was completed on February 15, 1983. As of June 30, 1998, Plainview Triad North was 91% occupied.

         The Partnership has received notice from Aetna Life Insurance Partnership ("Aetna"), the largest tenant of Plainview Triad North ("Plainview"), that it will gradually vacate the property. Aetna will vacate approximately 53,000 square feet of its original 63,000 square foot space by September 30, 1998. Aetna will occupy the remaining 11,000 square feet until March 31, 1999. Aetna occupies sixty-five percent (65%) of Plainview and accounts for approximately 22% of the Partnership's total revenue. There can be no assurance that the space will be retenanted in a timely manner on terms and conditions acceptable to the Partnership, if at all. It is estimated that the Partnership will incur expenses estimated at $2.0-2.5 million to refurbish the premises for another tenant. The Partnership may borrow all or a portion of the funds necessary to complete this refurbishment.

         On April 1, 1998, the Partnership obtained financing from an insurance company in the amount of approximately $6,800,000. The loan bears interest at a fixed rate of 6.89% and is secured by a first mortgage on Plainview Plaza II. Principal will be paid over 17 years, with monthly payments of principal and interest totaling approximately $56,650. The proceeds of the mortgage were used to pay off the $2,214,251 and $4,500,000 mortgages payable outstanding at March 31, 1998 and to pay loan closing costs. As of June 30, 1998, the outstanding balance of the loan was approximately $6,764,652. The loan is the only indebtedness secured by any Partnership property. A certain portion of the proceeds of the loan were applied to the cost of replacing the roof on one of the three buildings located at Plainview Plaza II.

         Currently, the Partnership's plans for renovations and other major capital expenditures include the possibility of common area and exterior building renovation of Plainview. As of June 30, 1998, the Partnership has made a commitment for approximately $42,000 for architectural services for the renovations at Plainview. The Plainview renovations are estimated to cost approximately $1,000,000 and will make the property more competitive and enhance its value. The Partnership may seek financing to fund these improvements. There can be no assurance, however, that the Partnership will be able to obtain the financing or that the financing will be on favorable terms.

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax Consequences of the Offer.  The following is
         ----------------------------------------------------
a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partner's particular situation. Certain

Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal
Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the conclusions stated herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         -------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests may be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain or loss recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the money distributed to him or her exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership nonrecourse liabilities (if any), exceeds the adjusted basis of the Limited Partner in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own financial interests.


         The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. The initial basis of a Limited Partner is the amount paid for an Interest ($1,000 per Interest for those who purchased in the initial offering), increased by a Limited Partner's proportionate share of nonrecourse liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. There was nonrecourse debt attributed to the Interests in the approximate amount of $6,710,864 as of September 30, 1998. A Limited Partner's basis is reduced by cash distributions and by the share of Partnership losses allocated to the Limited Partner.

         A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for the year in which the Limited Partner's Interests are accepted with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain. The Partnership's net income for the nine-month period ended September 30, 1998 was $256,428.


         In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $250 cash payment per Interest plus a pro rata share of the Partnership's nonrecourse debt (together, the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the Selling Price from the adjusted basis of the purchased Interest.

         Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (recapturable cost recovery allowance) are treated as if they were an "unrealized receivable." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's recapturable cost recovery allowance. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code
Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.


         For taxable Limited Partners the amount of recapturable cost recovery allowance per Interest purchased by a Limited Partner in the original offering is estimated to be $207.96 as of September 30, 1998. Therefore, a maximum of $207.96 of the taxable gain per Interest will be considered to be ordinary income with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1998 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve (12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets.

         Tax exempt Limited Partners subject to unrelated business taxable income (UBTI) should consult their tax advisor to determine what amount, if any, of the above recapturable cost recovery allowance should be reported as UBTI.

         Foreign Limited Partners. Gain realized by a foreign Limited Partner on
         ------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

         To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.

         Retirement Plan Investors.  Qualified pension, profit sharing and stock
         -------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Code Section 512(b)(4) provides that notwithstanding Code Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in the Code) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest may be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS may not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."

         Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, the Affiliate nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, nor the Affiliate, has effected any transactions in the Interests during the forty (40) business days prior to the date hereof except as follows:


         On December 31, 1998, the Partnership purchased 500 Interests, and the Affiliate purchased 229 Interests, at a price equal to $250 per Interest from tendering Limited Partners pursuant to the Offer.

         Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if more than an aggregate of 1,000 Interests are tendered, each Offeror has, the right at any time and from time to time to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in Section 4, "Withdrawal Rights."


         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 15.       Address; Miscellaneous.

         Address.   All  executed  copies  of  the  Letter  of  Transmittal  and
         -------
Substitute Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Englewood, CO 80112


         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800) 387-7454 or by facsimile at: (303) 705-6171.

         Miscellaneous.  The Offer is not being  made to,  nor will  tenders  be
         -------------
accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.


         The Offerors have filed an Issuer Tender Offer Statement on Schedule 13E-4 and a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission ("Commission") which include certain information relating to the Offer summarized herein. A copy of these statements may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous" or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.


                                       NTS-Properties III

February 3, 1999

                                   Appendix A

                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer


         The following unaudited pro forma balance sheet and income statement of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed before September 30, 1998 and December 31, 1997. Each pro forma statement contains four columns. The two columns on the left contain certain financial information extracted or derived from the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, respectively. The Quarterly and Annual Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Quarterly and Annual
Reports is qualified in its entirety by reference to the reports and the financial statements (including the notes) contained in the reports. The two columns on the right present the quarterly and annual reports of the Partnership giving effect of the Offer as if 1,000 Interests had been tendered before September 30, 1998 and December 31, 1997. The information presented in these columns is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the quarter ended September 30, 1998 and the year ended December 31, 1997, nor do they purport to represent the future financial position of the Partnership.




                                    NTS-PROPERTIES III
                                    ------------------

                      BALANCE SHEETS AND STATEMENT OF PARTNERS' EQUITY
                      ------------------------------------------------


                                              Actual       Actual    After Tender  After Tender
                                              As of        As of         As of         As of

                                          September 30, December 31, September 30,  December 31,
                                              1998         1997          1998          1997

ASSETS


Cash and equivalents                      $   255,398   $   266,940   $   130,398   $   141,940
Cash and equivalents - restricted             279,550       284,599       279,550       284,599
Investment securities                            --         101,591          --         101,591
Accounts receivable, net of allowance
 for doubtful accounts of $7,934 (1998)
  and $42,035 (1997)                          156,459       269,922       156,459       269,922
Land, buildings and amenities, net         10,124,054     9,828,962    10,124,054     9,828,962
Other assets                                  388,743       370,302       388,743       370,302
                                          -----------   -----------   -----------   -----------

  Total assets                            $11,204,204   $11,122,316   $11,079,204   $10,997,316
                                          ===========   ===========   ===========   ===========


LIABILITIES AND PARTNERS' EQUITY


Mortgages payable                         $ 6,710,864   $ 6,734,603   $ 6,710,864   $ 6,734,603
Accounts payable - operations                  78,238        36,773        78,238        36,773
Accounts payable - construction                 4,790       102,655         4,790       102,655
Security deposits                              93,792       103,816        93,792       103,816
Other liabilities                             145,801       155,179       145,801       155,179
                                          -----------   -----------   -----------   -----------

                                            7,033,485     7,133,026     7,033,485     7,133,026


Commitments and Contingencies


Partners' equity                            4,170,719     3,989,290     4,045,719     3,864,290
                                          -----------   -----------   -----------   -----------

                                          $11,204,204   $11,122,316   $11,079,204   $10,997,316
                                          ===========   ===========   ===========   ===========





                                       Limited          General
                                       Partners         Partner          Total

PARTNERS' EQUITY
Initial equity                      $ 15,600,000    $  8,039,710    $ 23,639,710
Adjustment to historical basis              --        (5,455,030)     (5,455,030)
                                    ------------    ------------    ------------

                                      15,600,000       2,584,680      18,184,680
Net income (loss) - prior years           74,801      (2,395,121)     (2,320,320)
Net income (loss) - current year         246,348         (45,583)        200,765
Cash distributions declared to
 date                                (11,349,844)       (206,985)    (11,556,829)
Repurchase of limited partnership
 units                                  (393,240)           --          (393,240)
                                    ------------    ------------    ------------

Balances at June 30, 1998           $  4,178,065    $    (63,009)   $  4,115,056
                                    ============    ============    ============


*Reference is made to the audited financial  statements in  the  Form   10-K  as
     filed with the Commission on March 30, 1998.

                               NTS-PROPERTIES III
                            STATEMENTS OF OPERATIONS
                                                                             After Tender    After Tender

                                                September 30,   December 31, September 30,   December 31,
                                                    1998           1997          1998           1997


REVENUES:

  Rental income,net of
    provision for doubtful
    accounts of $0 (1998) and
    $14,552 (1997)                              $ 2,664,929    $ 3,090,978   $ 2,664,929    $ 3,090,978
  Rental income - affiliated                        223,430        295,031       223,430        295,031
  Interest and other income                          11,068         40,281        11,068         40,281
                                                -----------    -----------   -----------    -----------

                                                  2,899,427      3,426,290     2,899,427      3,426,290

EXPENSES:

  Operating expenses                                689,402        794,637       689,402        794,637
  Operating expenses-affiliated                     303,182        440,458       303,182        440,458

 Write-off of unamortized

   tenant improvements                               48,108         86,406        48,108         86,406
  Interest expense                                  353,468        524,901       353,468        524,901
  Management fees                                   149,504        168,006       149,504        168,006
  Real estate taxes                                 155,496        206,603       155,496        206,603
  Professional and
    administrative expenses                          45,965         60,604        45,965         60,604
  Professional and admin
    expenses - affiliated                           103,127        133,969       103,127        133,969
  Depreciation and amortization                     729,489        851,713       729,489        851,713
                                                -----------    -----------   -----------    -----------

                                                  2,577,741      3,291,720     2,577,741      3,291,720
                                                -----------    -----------   -----------    -----------

Net income before

extraordinary item                                  321,686        134,570       321,686        134,570
Extraordinary item - write-off
  of unamortized loan cost                          (65,258)          --         (65,258)          --
                                                -----------    -----------   -----------    -----------
Income before tender offer
   cost                                             256,428        134,570       256,428        134,570
Tender offer costs                                     --             --         (17,500)       (17,500)
                                                -----------    -----------   -----------    -----------
Net income                                      $   256,428    $   134,570   $   238,928    $   117,070
                                                ===========    ===========   ===========    ===========

Net income allocated to the limited partners:
 Income before extraordinary

   item                                         $   389,923    $   239,206   $   389,923    $   239,206
 Extraordinary item                                 (64,605)          --         (64,605)          --
                                                -----------    -----------   -----------    -----------
 Income before tender offer
   cost                                             325,318        239,206       325,318        239,206
 Tender offer costs                                    --             --         (17,325)       (17,325)
                                                -----------    -----------   -----------    -----------
 Net income                                     $   325,318    $   239,206   $   307,993    $   221,881
                                                ===========    ===========   -----------    ===========

Net income per limited partnership unit:

 Income before extraordinary

   item                                         $     28.08    $     17.00   $     29.13    $     17.62
 Extraordinary item                                   (4.65)          --           (4.83)          --
                                                -----------    -----------   -----------    -----------
 Income before tender offer                           23.43          17.00         24.30          17.62

   cost

 Tender offer cost                                     --             --           (1.29)         (1.28)
                                                -----------    -----------   -----------    -----------
 Net income                                     $     23.43    $     17.00   $     23.01    $     16.34
                                                ===========    ===========   ===========    ===========

Weighted average number of                           13,883         14,072        13,383         13,572
units                                            ==========     ==========    ==========         ======



                                                                  Exhibit (a)(7)









              Press Release by the Offerors dated December 29, 1998

                                  PRESS RELEASE


       NTS-PROPERTIES III AND ORIG, LLC ANNOUNCE EXTENSION OF TENDER OFFER

         Louisville, Kentucky December 29, 1998. NTS-Properties III and ORIG, LLC announced today that current outstanding issuer tender offer for NTS-Properties III Limited Partnership Interests has been extended until March 29, 1999. The original tender offer for up to 1,000 Limited Partnership Interests commenced on September 30, 1998 and was scheduled to expire on December 29, 1998.

         As of today, December 29, 1998, 709 Limited Partnership Interests have been tendered. All interests tendered will be accepted today. NTS-Properties III and ORIG, LLC will accept any and all Interests tendered pursuant to the terms and conditions of the tender offer at the same price of $250 per Interest until March 29, 1999.

         For additional information, please contact NTS Investor Services c/o Gemisys, at (800) 387- 7454.

                                                                  Exhibit (a)(8)









              Press Release by the Offerors dated February 3, 1999

                                  PRESS RELEASE

      NTS-PROPERTIES III AND ORIG, LLC ANNOUNCE EXTENSION OF TENDER OFFER

         Louisville, Kentucky. February 3, 1999. NTS-Properties III and ORIG, LLC announced today that the current outstanding tender offer for NTS-Properties III Limited Partnership Interests has been extended to March 31, 1999.The tender offer had been scheduled to expire on March 29, 1999. In addition, although the December 29, 1998 press release by the Partnership and ORIG, LLC indicated that the Offerors had acepted a total of 709 interests as of December 29, 1998, the total number of Interests accepted by the Partnership and ORIG, LLc was 729 Interests.

                                                                  Exhibit (c)(2)










              Capital Contribution Agreement dated January 20, 1999
                      executed by the members of ORIG, LLC

                         CAPITAL CONTRIBUTION AGREEMENT


              This Capital Contribution Agreement (the "Agreement") is made as of the 20th day of January, 1999 by and between J.D. Nichols ("Nichols") and Brian F. Lavin ("Lavin"), being all of the members of ORIG, LLC, a Kentucky limited liability company ("ORIG"). Nichols and Lavin are individually referred to as a "Member" and collectively referred to as the "Members".

RECITALS:

              WHEREAS, ORIG has filed with the Securities and Exchange Commission offers to purchase (the "Tender Offers") limited partnership interests ("Interests") jointly with each of the following limited partnerships:
(i) NTS-Properties III, a Georgia limited partnership; (ii) NTS-Properties IV., Ltd., a Kentucky limited partnership; (iii) NTS-Properties V, a Maryland limited partnership; (iv) NTS Properties VI, a Maryland limited partnership; and (v) NTS-Properties VII, a Florida limited partnership (collectively, the "Partnerships");

              WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG anticipates accepting and purchasing Interests in each of the Partnerships;

              WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG will be required to pay any and all of ORIG's expenses incurred in connection with the Tender Offers (including, but not limited to, ORIG's proportionate share of the legal, accounting, printing and mailing expenses relating to the Tender Offers) (the "Expenses");

              WHEREAS, the Members desire to make cash capital contributions to ORIG (the "Capital Contributions") sufficient for ORIG to purchase the Interests and to pay the Expenses; and

              WHEREAS, each Member desires to receive membership interests in ORIG proportionate to the Member's Capital Contributions.

              NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.            Aggregate Capital  Contributions: On or prior to the expiration of
              --------------------------------
each of the Tender Offers, the Members shall make Capital Contributions, which, in the aggregate, are sufficient for ORIG to purchase all Interests accepted by ORIG pursuant to the Tender Offers and to pay any and all of the Expenses.

2.            Individual  Capital  Contributions:  On or prior to the expiration
              ----------------------------------
of each of the Tender Offers, each Member shall make a Capital Contribution to ORIG in an amount to be unanimously agreed upon by the Members.The Members agree that upon expiration of all of the Tender Offers, the approximate percentages of the aggregate Capital Contributions shall be: (i) Nichols -- 90%; and
(ii) Lavin -- 10%, unless otherwise agreed to in writing by the Members.

3.            Disagreement: If the Members  cannot agree upon the amounts of the
              ------------
Capital Contributions to be made by each Member upon the expiration of each Tender Offer, Nichols hereby agrees to make all Capital Contributions necessary to  enable  ORIG to fulfill  its  obligations  pursuant  to the Tender
Offers.


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4.            Membership  Interest:   At all times,  each  Member  shall  have a
              --------------------
membership interest in ORIG calculated by dividing the Capital Contributions made by the individual Member by the total of all Capital Contributions made by the Members.

5.            Miscellaneous:
              -------------

              a) Assignability. This Agreement shall not be assignable by any of
                 -------------
the parties hereto without the prior written consent of all of the other parties.

              b) Governing  Law.  The laws of the State of Kentucky  will govern
                 --------------
all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

              c) Entire Agreement.  This Agreement and other documents delivered
                 ----------------
or to be delivered pursuant to this Agreement contain or will contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous oral and written agreements.

              d) Amendment.     This  Agreement  may  be  amended,  modified, or
                 ---------
supplemented only by written agreement of all of the Members.

              e) Counterparts.   This  Agreement  may  be  executed  in  several
                 ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

              f) Further  Assurances.  The parties will, from time to time, upon
                 -------------------
the reasonable request of any other party, execute, acknowledge and deliver in proper form such further instruments and perform such further acts as may be reasonably necessary or desirable to give effect to the transactions contemplated by this Agreement.

              g) Recitals:    The  recitals set forth above are incorporated  by
                 --------
reference herein and made a part hereof as if fully set forth herein.



















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              IN WITNESS WHEREOF, the parties hereto have caused their signature to be set forth below as of the day and year first written above.

                                           /s/ J.D. Nichols
                                           ----------------
                                           J.D. Nichols, a Member


                                           /s/ Brian F. Lavin
                                           ------------------
                                           Brian F. Lavin, a Member

                                           Being all of the Members of ORIG, LLC





































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